SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of: May 2005

                         Commission File Number 0-15688


                            CORAL GOLD RESOURCES LTD.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F    X          Form 40-F
                                           -----                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes                     No     X
                                    -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto are the following exhibits which are incorporated by reference herein.


Exhibit No.                        Description

    1          Management's Discussion and Analysis

    2          Certification of Annual Filings during Transition Period by CEO

    3          Certification of Annual Filings during Transition Period by CFO

    4          Annual Financial Statements

    5          Notice of Annual and Special General Meeting

    6          Information Circular

    7          Form of Proxy

    8          Form of Request for Annual & Interim Financial Statements

    9          Confirmation of Mailing

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          CORAL GOLD RESOURCES LTD.
                                          (Registrant)




Date: May 20, 2005                        /s/ Matt Wayrynen
                                          --------------------------------------
                                          Matt Wayrynen, President

                                  Exhibit Index


   Exhibit No.                 Description

       1         Management's Discussion and Analysis

       2         Certification of Annual Filings during Transition Period by CEO

       3         Certification of Annual Filings during Transition Period by CFO

       4         Annual Financial Statements

       5         Notice of Annual and Special General Meeting

       6         Information Circular

       7         Form of Proxy

       8         Form of Request for Annual & Interim Financial Statements

       9         Confirmation of Mailing